June 29, 2005


Fax (505) 875-0404
Mail Stop 0406

Clarence W. Peckham
Chief Executive Officer
SBS Technologies, Inc.
2400 Louisiana Blvd. NE
AFC Bldg 5
Suite 600
Albuquerque, NM 87110

      RE: 	SBS Technologies, Inc
 		Form 10-K Fiscal Year Ended June 30, 2004
		Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
 		File No. 001-10981

Dear Mr. Peckham:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2004

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations

1. We note that you classified amortization of intangible assets, including acquired technology, within operating expenses. Tell us how you considered Question 17 of the SFAS No. 86 Implementation Guide in determining that classification of the amortization for acquired technology and any related impairment charges as cost of sales was not necessary.




Notes to the Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

(c) Inventories

2. Your disclosure indicates that your inventories are valued at standard cost which approximates the lower of weighted average cost or market. We also note from disclosure under Note 4 that you recorded write-downs of approximately $15 million in inventory in 2002. Please explain how you determined that standard cost approximates lower of weighted average cost or market and tell us your process for valuing your inventory. Also, tell us how often the
Company conducts an inventory valuation and tell us how you considered footnote 3 of ARB 43 in determining that such valuations are at reasonable intervals.

(g) Revenue Recognition

3. Please tell us whether you are using SOP 97-2 or SAB 104 in recognizing revenue on your product sales and explain your revenue recognition policy for each major type of arrangement. Also, tell us how you considered paragraph 2 of SOP 97-2 in determining that software included in your products sales is incidental to the product as a whole.

4. We note your disclosure that revenue from product sales is recognized upon shipment to customers and upon the transfer of title to customers. Describe your typical shipping terms and indicate when title passes to customers.

5. Tell us whether your arrangements include contingencies such as return rights, price protection, stock rotation rights, etc., and tell us how you account for such contingencies. Describe significant assumptions, material changes and reasonably likely uncertainties.

6. We note from your disclosures in the Business discussion for Sales and Marketing, that in certain foreign countries, you sell products through distributors. Please tell us how you recognize revenues under arrangements with distributors. Tell us how these arrangements differ from arrangements with original equipment manufacturers, if at all. Also, tell us if you offer your distributors any incentives such as discounts or stock rotation rights and if so, tell us how you account for such consideration.


Item 9A. Controls and Procedures
7. We note your statement that the chief executive officer and chief financial officer have concluded that the Company`s disclosure controls and procedures were effective "subject to the limitations noted above." We further note your statement that "a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system`s objectives will be met." Please tell us if the Company`s disclosure controls and procedures were designed to provide a reasonable assurance level of achieving their objectives. Also, tell us what consideration you have made to include this information in your Item
9.A disclosures pursuant to to Section II F. 4 of Management`s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Reports, SEC Release No.
33-8238, available on our website at
http://www.sec.gov/rules/final/33-8238.htm.

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact David Edgar at (202)-551-3459 or Kathleen
Collins at (202) 551-3499, or the undersigned at (202) 551-3730 if you have any questions regarding comments on the financial statements and related matters.


							Very truly yours,


							Craig D. Wilson
							Senior Assistant Chief
Accountant

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Clarence W. Peckham
SBS Technologies, Inc
June 29, 2005
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